UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the Month of December 2014

001-36345
(Commission File Number)

GALMED PHARMACEUTICALS LTD.

(Exact name of Registrant as specified in its charter)

8 Shaul Hamelech Blvd.

Amot Hamishpat Bldg.

Tel Aviv, Israel 6473307

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): ____

On December 15, 2014, Galmed Pharmaceuticals, Inc. (the “Company”), held a Special General Meeting of Shareholders (the “Meeting”). At the Meeting, the Company’s shareholders voted on proposals to (i) adopt a compensation policy with respect to the “terms of office and employment” of the Company’s “Office Holders” (as such terms are defined in the Israeli Companies Law, 5759-1999, as amended (the “Companies Law”)) and (ii) approve an agreement with the beneficiaries of the late Professor Tuvia Gilat, the Company’s co-founder and the former chief executive officer of the Company’s predecessor, Galmed Holdings, Inc., including the payment of the total settlement amount outstanding under that certain Confirmation & Release Letter, dated December 18, 2011, each as described in the proxy statement for the Meeting filed by the Company with the Securities and Exchange Commission as an exhibit to the Company’s report on Form 6-K on November 6, 2014. The proposals brought before the shareholders at the Meeting have been approved by the shareholders by the requisite majority in accordance with the Companies Law.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Galmed Pharmaceuticals Ltd.

Date: December 15, 2014	By:	/s/ Allen Baharaff
Allen Baharaff
Chief Executive Officer